Harvest OPERATIONS CORP.

CHANGE OF AUDITOR NOTICE

TO: **Ernst & Young LLP, Chartered Accountants**
1000, 440 – 2nd Avenue SW
Calgary, AB, T2P 5E9
Attention: Mr. Rob Jubenvill

AND TO: **KPMG LLP, Chartered Accountants**
Suite 2700, Bow Valley Square II
205 – 5th Avenue SW
Calgary, AB, T2P 4B9
Attention: Mr. Greg MacDonald

Harvest Operations Corp. ("Harvest" or the "Corporation") hereby gives notice of the following in accordance with the requirements of Part 4.11 of National Instrument 51-102, *Continuous Disclosure Obligations* ("NI 51-102"):

- Harvest has requested that KPMG LLP, Chartered Accountants, serve as independent auditor of the Corporation. Ernst & Young LLP, Chartered Accountants have previously served as independent auditor of the Corporation. In order to facilitate the transition of the auditor role to KPMG LLP, Ernst & Young LLP has, at the Corporation's request, resigned as auditor and the directors have appointed KPMG LLP to fill the resulting vacancy, both effective October 15, 2013.

- The resignation of Ernst & Young LLP, Chartered Accountants and the appointment of KPMG LLP, Chartered Accountants, have been considered and approved by the audit committee of the board of directors of the Corporation and by the board of directors of the Corporation.

- Ernst & Young LLP has not expressed any reservation in its audit reports with respect to any financial period since January 1, 2011.

- In the opinion of the Corporation, as at the date hereof, there are no "reportable events" as such term is defined in NI 51-102 with respect to any financial period since January 1, 2011.

Harvest OPERATIONS CORP.

Dated at Calgary, Alberta, 25th day of October 2013.

Harvest Operations Corp.

ChangKoo Kang
Chief Financial Officer

T: 403.265.1178 F: 403.265.3490
2100, 330-5th Avenue SW Calgary, Alberta, Canada T2P 0L4
HARVESTENERGY.CA